FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated July 24, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	ANNOUNCEMENT TO THE MARKET

BRF S.A.

PUBLICLY-HELD COMPANY
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) for its own account and, in the case of the 2026 Notes (as defined below), on behalf of BRF GmbH, a wholly-owned subsidiary of BRF, communicates to its shareholders and to the market in general, on the date hereof, the expiration of its previously announced offers to purchase for cash any and all outstanding (i) (a) 5.875% Senior Notes due 2022 (“2022 Notes”), (b) 2.750% Senior Notes due 2022 (“Euro Notes”), (c) 3.95% Senior Notes due 2023 (“2023 Notes”); and (d) 4.75% Senior Notes due 2024 (“2024 Notes”) all issued by BRF; and (ii) 4.350% Senior Notes due 2026 (“2026 Notes” and, together with the 2022 Notes, Euro Notes, 2023 Notes and 2024 Notes, jointly referred to as “Notes”) issued by BRF GmbH and guaranteed by BRF (jointly referred to as the “Offers”).

The Offers expired at 8:30 a.m. (New York City time) on July 24, 2020. Accordingly, Notes that have been validly tendered and not validly withdrawn may not be withdrawn or such tenders revoked, except as required by applicable law. Payment of the applicable Tender Consideration (as defined in the Offer to Purchase) and Accrued Interest (as defined in the Offer to Purchase) will occur for the principal amount of such Notes that BRF has accepted for purchase on the settlement dates for the Offers, which is expected to be July 27, 2020 for the 2022 Notes, 2023 Notes and 2024 Notes and July 28, 2020 for the Euro Notes.

The Offers were made upon the terms and subject to the conditions set forth in the offer to purchase dated July 17, 2020 (the “Offer to Purchase”), for the consideration described therein and in the accompanying notice of guaranteed delivery (“Notice of Guaranteed Delivery” and, together with the Offer to Purchase, jointly referred to as “Offer Documents”). As previously announced, the Offers were not contingent upon the tender of any minimum principal amount of Notes, but BRF’s obligation to complete an Offer with respect to a particular series of Notes was conditioned on the aggregate Tender Consideration for the Offers not exceeding three hundred million U.S. dollars (US$300,000,000) (excluding the aggregate amount of Accrued Interest).

1

This Announcement does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Offers were made only by and pursuant to the terms of the Offer Documents, and the information in this Announcement is qualified by reference to the Offer to Purchase and the related Notice of Guaranteed Delivery. None of BRF, BRF GmbH, the dealer manager or the information and tender agent made any recommendation as to whether holders of Notes should have tendered their Notes pursuant to the Offers.

The Offers were not, and will not be, subject to registration with the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários). The Offers were not, and may not be, executed in Brazil, except in circumstances that do not constitute an unauthorized public offering according to Brazilian laws and regulations.

São Paulo, July 24, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.

2